                                                        File No. 2392-1

April 16, 2007

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc. Amendment No. 3 to Form SB-2 Filed March 13, 2007 File No. 333-137208

Dear Mr. Mancuso:

This is in response to your letter dated April 3, 2007. We are concurrently filing herewith Amendment No. 4.

General

1.
Please ensure that your document is updated throughout and internally consistent. For example, we note your disclosure on page 31 regarding the January 5, 2007 agreement with the University of Regensburg. However, on page 39, you disclose that the agreement is under negotiation.

Company Response

We have updated and made the conforming changes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.
It appears that you are subject to penalties under the registration rights agreement if the registration statement is not declared effective by a specified date. With a view towards disclosure, please quantify the penalty and tell us how it affects the proceeds from the transaction, and your liquidity. File any related waivers.

Company Response

We have reflected the registration penalty in the amended financials and the Management’s Discussion and Analysis. We have filed as Exhibit 2.4 the waiver of monetary penalties with respect to the placement agent warrants.

Mr. Russell Mancuso
April 16, 2007

Going Concern, page 30

3.
The amount of net proceeds from the second closing of your private placement completed on July 27, 2006 ($411,302) as indicated here and on page 6 of “Risk Factors” does not reconcile to the amount disclosed in Notes 2 and 3 on pages F-9 and F-13, respectively ($446,433). Please make all appropriate revisions.

Company Response

We have made the revision.

Principal Commitments, page 31

4.
We see you indicate herein that, “Pursuant to the CRADA, Lixte agreed to provide total payments of $400,000 over the term of the CRADA, of which $200,000 had been paid at December 31, 2006 and $200,000 is due and payable in April 2007.” Please tell us whether the referenced $200,000 represents a liability that needs to be reflected in your most recent balance sheet. Revise the filing as necessary based on our concern or tell us why no revisions are necessary.

Company Response

We have changed the reference from “due and payable” to “scheduled for payment.”

Presented below is a summary of the Company’s analysis as to the accounting for the second $200,000 payment under the CRADA (text denoted in italics represents emphasis added by the Company).

The Company has reviewed CON6, and in particular, paragraph 35, which states that “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

Paragraph 36 of CON6 states, in part: “A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

Paragraph 38 of CON6 states, in part: “Entities routinely incur most liabilities to acquire the funds, goods, and services they need to operate and just as routinely settle the liabilities they incur. Most liabilities are incurred in exchange transactions to obtain needed resources or their use, and most liabilities incurred in exchange transactions are contractual in nature - based on written or oral agreements to pay cash or to provide goods or services to specified, or determinable entities on demand, at specified or determinable dates, or on occurrence of specified events.”

The Company believes that the payment obligations under the CRADA are analogous to a purchase order commitment that becomes a binding obligation at a mutually agreeable date in the future when services are provided or assets are transferred. Until the Company is receiving the services that it has contracted for, it believes that no liability is recordable; it is a commitment until such time. This agreement was designed so that funds would be paid early in the second half of the two-year agreement to fund in advance a full year of research and development services. If, for some reason, the Company did not fund the second $200,000 payment, no services would be provided under the agreement.

At December 31, 2006, the CRADA represents an agreement for the Company to provide $200,000 of consideration in the future for research and development services to be rendered in the future by the National Institute of Neurological Disorders and Stroke. At December 31, 2006, no costs have been incurred or benefits received with respect to the second half of the two-year agreement to indicate that a transaction triggering a recordable liability has occurred.

In addition, consistent with the tentative conclusion reached in EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities”, on March 15, 2007, the Company believes that the funds paid under the CRADA represent an advance on research and development costs that have future economic benefit. As such, the Company believes that such costs should be charged to expense when they are actually expended by the service provider, which is, effectively, as the service provider performs the research activities that they are contractually committed to provide. Absent information that would indicate that a different expensing schedule is more appropriate, the Company believes that such advances should be expensed over the contractual service term on a straight-line basis, which reflects a reasonable estimate of when the underlying research and development costs are being incurred.

Accordingly, for the reasons enumerated above, the Company believes that its accounting for the CRADA is correct and appropriate at December 31, 2006.

Mr. Russell Mancuso
April 16, 2007

Intellectual Property, page 34

5.
We reissue prior comment 4 which sought disclosure regarding your agreement to obtain exclusive commercial rights to the inventions covered by the patent applications. In response 19 in your letter dated December 1, 2006, you stated that the agreement would be executed in December 2006. Your current disclosure implies that the agreement is not yet executed. Therefore, we reissue comment 19 in our letter dated October 4, 2006 which sought that you disclose when the negotiations regarding the agreement began, the status of the negotiations, the principal hurdles than remain before an agreement can be reached, and the scope of your rights to the intellectual property if no agreement can be reached.

Company Response

We have clarified the disclosure.

Government Regulation, page 39

6.
From your current disclosure in response to prior comment 5, it appears that FDA regulation extends only through the “4 to 9 month” period of a phase I trial. If this is not correct, we reissue comment 5.

Company Response

We have made additional disclosure.

Scientific Advisory Committee, page 42

7.
We reissue prior comment 6. From the table of contents of your prospectus this disclosure continues to appear in the “Management” portion of your document and you discuss compensation of the committee as part of your executive compensation disclosure. Also, the advisory committee disclosure is surrounded by management disclosure, with the biographies of your board preceding your disclosure regarding the advisory committee, and audit committee and executive compensation disclosure following.

Company Response

We have changed the Table of Contents and placed the Advisory Committee disclosure after the Compensation disclosure.

Rule 144, page 46

8.
We note your reference to the weekly trading volume. Please revise your disclosure to be consistent with question and answer 113.02 in the April 2, 2007 interpretations regarding rule 144 available on our web site at .

Company Response

We have made the change in response to your comments.

* * *

Mr. Russell Mancuso
April 16, 2007

All questions and comments regarding the foregoing should be addressed to me at (310) 789-1290.

Very truly yours,

/s/ David L. Ficksman

DLF/wp